                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                           -------------------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)


                          CENTURY PROPERTIES FUND XVIII
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)


                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                           -------------------------


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                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*  $1,391,844                 Amount of Filing Fee: $278.37
--------------------------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 21,747.56 units of limited partnership interest of the subject partnership for $64 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ]     Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:    $278.37       Filing Parties:  AIMCO Properties, L.P.


Form or Registration No.:    Schedule 14D              Date Filed:  June 2, 1999



                         (Continued on following pages)


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       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 12 TO SCHEDULE 13D


        This Statement (the "Statement") constitutes (a) Amendment No. 1 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Century Properties Fund XVIII (the "Partnership"); and (b) Amendment No. 12 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 28, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corporation ("IFGP"), Insignia NPI, L.L.C. ("NPI"), Riverside Drive, L.L.C. ("Riverside") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on January 30, 1996, by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial") and Insignia Properties Corporation ("IPC"), (ii) Amendment No. 2, filed with the Commission on February 20, 1996, by Insignia, IFGP, NPI, Riverside, Commercial and IPC, (iii) Amendment No. 3, filed with the Commission on January 10, 1997, by Insignia, Commercial, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on December 17, 1997, by Madison River Properties, L.L.C. ("Madison River"), Insignia, IPLP, IPT, and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on December 18, 1997, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on January 15, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas,
(vii) Amendment No. 7, filed with the Commission on January 26, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on February 2, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on March 12, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on October 26, 1998, by Madison River, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), and (xi) Amendment No. 11, filed with the Commission on June 2, 1999, by Madison River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of
Schedule 14D-1.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(1)   Offer to Purchase, dated June 2, 1999 (previously filed).
          (a)(2)   Letter of Transmittal and related Instructions.
          (a)(3) Letter, dated June 2, 1999, from AIMCO OP to the Limited Partners of the Partnership (previously filed).
          (a)(4)   Supplement to Offer to Purchase, dated July 1, 1999.
          (a)(5) Letter, dated July 1, 1999, from AIMCO OP to the Limited Partners of the Partnership.
          (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1,
                   1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A.
                   (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).
          (b)(2)   First Amendment to Credit Agreement, dated as of
                   November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended
                   December 31, 1998, is incorporated herein by this reference).
          (c)      Not applicable.
          (d)      Not applicable.
          (e)      Not applicable.
          (f)      Not applicable.
          (z)(1) Agreement of Joint Filing, dated June 2, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and
                   Madison River (previously filed).


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                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 1, 1999
                                             MADISON RIVER PROPERTIES, L.L.C.

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                Executive Vice President

                                             AIMCO/IPT, INC.

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                Executive Vice President

                                             INSIGNIA PROPERTIES, L.P.

                                             By:  AIMCO/IPT, INC.
                                                  (General Partner)

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                Executive Vice President

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                Executive Vice President

                                             AIMCO-GP, INC.

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                Executive Vice President

                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                        DESCRIPTION
-----------                        -----------

      (a)(1)   Offer to Purchase, dated June 2, 1999 (previously filed).
      (a)(2)   Letter of Transmittal and related Instructions.
      (a)(3) Letter, dated June 2, 1999, from AIMCO OP to the Limited Partners of the Partnership (previously filed).
      (a)(4)   Supplement to Offer to Purchase, dated July 1, 1999.
      (a)(5) Letter, dated July 1, 1999, from AIMCO OP to the Limited Partners of the Partnership.
      (b)      Amended and Restated Credit Agreement (Unsecured
               Revolver-to-Term Facility), dated as of October 1,
               1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A.
               (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).
      (b)(2)   First Amendment to Credit Agreement, dated as of
               November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual
               Report on Form 10-K for the fiscal year ended
               December 31, 1998, is incorporated herein by this reference).
      (c)      Not applicable.
      (d)      Not applicable.
      (e)      Not applicable.
      (f)      Not applicable.
      (z)(1)   Agreement of Joint Filing, dated June 2, 1999, among
               AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and
               Madison River (previously filed).